SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company    C.N.P.J. nº 02.558.144/0001-93
N.I.R.E. nº 35.300.326.121

ANNOUNCEMENT TO THE MARKET

Tele Leste Celular Participações S.A., hereby informs that it has received from its shareholder Alliance Capital Management L.P., a letter dated January 16, 2006 which is in the transcript bellow:

In accordance with the main section of article 12 of CVM Instruction No. 358 of January 3, 2002, Alliance Capital Management L.P., a company organized and existing under the laws of the State of Delaware, United States of America, with its principal place of business at Avenue of the Americas, 1345, in the City of New York, State of New York, United States of America (“ACMLP”), in its capacity as manager of funds and/or other discretionary investment management clients abroad, hereby informs that the funds and/or other discretionary investment management clients abroad under its administration acquired, through certain deals on stock exchanges, directly or through American Depositary Receipts - ADRs, preferred shares issued by Tele Leste Celular Participações S.A. (“Company”), which amounts, currently, 400,000 (four hundred thousand) preferred shares issued by Company, corresponding to 6.38% of all shares of such class. This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, ACMLP does not target any quantity of the Company’s shares. None of the affiliates of the ACMLP hold any interest on the Company. There are no convertible debentures already held, directly or indirectly, by ACMLP or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which ACMLP or any related person is a party.

January 13, 2006
ALLIANCE CAPITAL MANAGEMENT L.P.

São Paulo, January 17, 2006

Paulo Cesar Pereira Teixeira,
Investor Relations Officer

Tele Leste Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2006

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.